SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.   )*

RECON TECHNOLOGY, LTD.
(Name of Issuer)

Ordinary Shares, $0.0185 par value per share
(Title of Class of Securities)

G7415M 10 8
(CUSIP Number)

April 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13D

CUSIP No. G7415M 10 8	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Guangqiang Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,809,976 Shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,809,976 Shares
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,809,976 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1%
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

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Introductory Statement

The Reporting Person (as defined below) was initially eligible to report their beneficial ownership of Shares (as defined below) on Schedule 13G pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person is filing this Schedule 13D because the Reporting Person have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1.                  Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, $0.0185 par value per share (“Shares”), of Recon Technology, Ltd., a Cayman Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, China.

Item 2.                  Identity and Background.

(a)           This Schedule 13D is being filed by Mr. Guangqiang Chen, a PRC citizen (“Mr. Chen” or the “Reporting Person”).

(b)           Mr. Chen’s principal business address is Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, China.

(c)           Mr. Chen has served as our Chief Technology Officer and a director since the Issuer’s inception. In 1996, Mr. Chen founded Beijing BHD, a Chinese company that provides services and equipment to oil field companies in China. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute.

(d)           Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Mr. Chen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Chen is a Chinese citizen.

Item 3.                  Source and Amount of Funds or Other Consideration.

Since December 21, 2010, Mr. Chen received 2,180,215 Shares from the Issuer under various stock incentive plans and as consideration of his services to the Issuer.

Schedule 13D

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Item 4.                  Purpose of the Transaction.

Since December 21, 2010, Mr. Chen acquired an aggregate of 2,180,215 Shares under various stock incentive plans and as consideration of his services to the Issuer.

As the Chief Technology Officer and a director since the Issuer, Mr. Chen may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth in this Schedule 13D, Mr. Chen has no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Mr. Chen may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of April 23, 2018, Mr. Chen may be deemed to have beneficial ownership of the aggregate 2,809,976 Shares, or approximately 15.1% of the Issuer’s total Shares outstanding. The foregoing percentage is calculated based on 18,380,349 ordinary shares issued and outstanding as of April 23, 2018 and options exercisable by Mr. Chen to acquire 80,000 Shares.

(b)           Mr. Chen may be deemed to have sole voting and dispositive power with respect to the aggregate 2,809,976 Shares.

(c)           As of April 23, 2018, and within the sixty-day period prior thereto, no transactions involving the Issuer’s Shares had been engaged in by Mr. Chen other than as disclosed herein.

(d)           Other than Mr. Chen, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer covered by this Schedule 13D.

(e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Mr. Chen, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Mr. Chen and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                  Material to be Filed as Exhibits.

Exhibit	Description

Schedule 13D

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 2018

By:	/s/ Guangqiang Chen
Guangqiang Chen

Schedule 13D

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